Exhibit 99.2

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

Dear Shareholder,

        You are cordially invited to attend the Annual General Meeting of Shareholders of Elbit Imaging Ltd. (the “Company”) to be held at 11:00 a.m. (Israel time) on Thursday, December 25, 2008, at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposals No. 1 through No. 8.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 24 hours before the meeting.

        Thank you for your continued cooperation.

Very truly yours, MORDECHAY ZISSER Executive Chairman of the Board of Directors

Tel-Aviv, Israel
November 20, 2008

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. (the “Company”) will be held at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, on Thursday, December 25, 2008, at 11:00 a.m. (Israel time), for the following purposes:

1.	Re-election to the Company’s board of directors (the “Board of Directors”) of six directors;

2.	Election of Ms. Elina Frenkel Ronen, as an external director of the Company;

3.	Approval of an amendment to the Articles of Association of the Company to authorize director compensation in accordance with applicable law;

4.	Approval of the compensation to be paid to the Company’s directors, other than Mr. Mordechay Zisser;

5.	Approval of the re-appointment of the Company’s independent auditors;

6.	Approval of liability insurance covering directors of the Company;

7.	Amendment of the terms of “out of the money” options of the Company held by Mr. Mordechay Zisser;

8.	Approval of an option grant by InSightec Ltd. to Mr. Mordechay Zisser; and

9.	Consideration of the Company’s audited financial statements for the year ended December 31, 2007.

        Only shareholders of record at the close of business on November 25, 2008 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. All shareholders are cordially invited to attend the Meeting in person.

        Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the Meeting. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

        Shareholders whose shares are held through the nominee company of Bank Discount Le’Israel Ltd., the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, and intend to vote their shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming their ownership of the Company’s ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, MORDECHAY ZISSER Executive Chairman of the Board of Directors SHIMON YITZHAKI President and Chief Executive Officer

Tel Aviv, Israel
November 20, 2008

- ii -

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of ordinary shares, par value New Israeli Shekels (“NIS”) 1.00 per share (the “Shares”), of Elbit Imaging Ltd. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, December 25, 2008, at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Meeting.

The agenda of the Meeting will be as follows:

1.	Re-election to the Company’s board of directors of six directors;

2.	Election of Ms. Elina Frenkel Ronen, as an external director of the Company;

3.	Approval of an amendment to the Articles of Association of the Company to authorize director compensation in accordance with applicable law;

4.	Approval of the compensation to be paid to the Company’s directors, other than Mr. Mordechay Zisser;

5.	Approval of the re-appointment of the Company’s independent auditors;

6.	Approval of liability insurance covering directors of the Company;

7.	Amendment of the terms of “out of the money” options of the Company held by Mr. Mordechay Zisser;

8.	Approval of an option grant by InSightec Ltd. to Mr. Mordechay Zisser; and

9.	Consideration of the Company’s audited financial statements for the year ended December 31, 2007.

        The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33-1/3%) of the issued and outstanding voting Shares, will constitute a quorum at the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; POSITION STATEMENTS

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. Shareholders whose Shares are held through the nominee company of Bank Discount Le’Israel Ltd., the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, and intend to vote their Shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming their ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

        If a shareholder fails to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

        Shareholders may revoke their proxies at any time before the Meeting by voting their Shares in person at the Meeting if the shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares) or by returning a later-dated proxy card so that it is received by the Company at least 24 hours before the Meeting. If the shareholder holds its Shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled “Note to shareholders in street name” below. The chairman of the Meeting may, at his or her discretion, accept a proxy after such time.

        Note to shareholders in street name

        Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

        Proxies for use at the Meeting that are being solicited by the management of the Company and the Board of Directors will be mailed to shareholders on or about November 28, 2008, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 25,454,703 Shares outstanding as of October 31, 2008 (such number excludes 2,800,000 Shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights). Only shareholders of record at the close of business on November 25, 2008 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of October 31, 2008, the number of Shares beneficially owned by (i) all shareholders known to the Company to beneficially own 5% or more of the issued and outstanding Shares, and (ii) all current officers and directors of the Company as a group.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)

Mordechay Zisser (2)	12,958,682	(3)	50.22%
Europe-Israel (M.M.S.) Ltd. (4)	12,152,442		47.74%
All officers and directors of the Company as a
group (11 persons)	13,242,575	(5)	50.99%

[1]	The number of shares and percentage ownership are based on our Shares outstanding as of October 31, 2008. Such number excludes 2,800,000 ordinary shares repurchased by us in a self-tender offer with respect to which we do not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Shares subject to options that are currently exercisable or exercisable within 60 days of October 31, 2008 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors include Shares owned by their family members, as to which such directors disclaim beneficial ownership. The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D filed by them on January 10, 2008 and on information furnished by them to the Company.

[2]	Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive Chairman of the Board of Directors. See footnote 4 below.

[3]	Includes (i) 12,152,442 of our Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel; (ii) 24,837 of our Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers, the parent company of Europe-Israel; and (iii) 350,000 options to purchase 350,000 of our Shares held by Mr. Zisser directly, which are fully exercisable as of October 31, 2008. See also footnote 4 below.

[4]	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.

[5]	Includes: (i) 12,152,442 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, (see footnote 4 above); (ii) 24,837 Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors, by virtue of his control of Marina Herzelia (Limited Partnership) 1988. (iii) Mr. Zisser’s 350,000 options to purchase 350,000 Shares, which are fully exercisable as of October 31, 2008; (iv) 118,965 Shares issued to other directors and officers of the Company pursuant to our 2001 Employees, Directors and officers incentive plan; and (v) 164,928 options exercisable as of October 31, 2008 and within 60 days thereafter granted to other directors and officers of the Company pursuant to our 2006 Employees, Directors and Officers Incentive Plan.

Proposal No. 1

RE-ELECTION OF DIRECTORS

        At the Meeting, six directors are to be re-elected, each to hold office until the next Annual General Meeting of Shareholders and until his or her successor shall have duly taken office, unless any office is earlier vacated under any relevant provision of the articles of association of the Company or applicable laws or regulations. The nominees, if elected, together with the Company’s external directors, will constitute the entire Board of Directors. All of the nominees, except for Messrs. Zisser, Goren and Yitzhaki, qualify as independent directors under the NASDAQ Marketplace Rules.

        The nominees listed below have indicated to the Company their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

        In the event that the Directors shall at any time be reduced in number to less than five Directors, under the articles of association of the Company, the Board of Directors will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders. The Company is not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

        A brief biography of each nominee is set forth below.

        MORDECHAY ZISSER. Mr. Zisser was appointed Executive Chairman of the Board of Directors in May 1999. He has been President and Chairman of the board of directors of Europe-Israel, a private company which is the controlling shareholder of the Company, since March 1998, and President and Chairman of the board of directors of Control Centers, a private company, which is the parent company of Europe-Israel, since 1983. Europe-Israel and Control Centers are engaged, through their direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, hotel ownership and management, development and operation of commercial and entertainment malls in Eastern European countries, in venture capital investments and in the hi-tech, medical and bio-technology industries. Control Centers also holds direct interests in property development projects in Israel. In October 2006, Mr. Zisser was also appointed as Executive Chairman of the board of directors of Plaza Centers. Mr. Zisser is active in charitable organizations. He is a member of the management of the “Oranit” hostel.

        ABRAHAM (RAMI) GOREN. Mr. Goren has been a member of the Board of Directors since April 2006 and Vice Chairman of the Board of Directors since September 2006. Mr. Goren has also served as the Executive Chairman of the board of directors of Elscint Ltd., our subsidiary, from July 1999. Mr. Goren is engaged in the development of new investments and heads the Indian activities of the Group and the high-tech investment division of the Company. Until 2004, Mr. Goren served as the Executive Chairman of the board of directors of Nessuah Zannex Ltd., a leading Israeli investment house. Formerly, Mr. Goren was a partner in the law firm of Prof. Joseph Gross, Hodak & Co. (now known as Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.), a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges LLP in New York City. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren holds an LL.B. degree from Bar Ilan University and an LL.M. degree from New York University. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

        SHIMON YITZHAKI. Mr. Yitzhaki has served as President and a member of the Board of Directors since May 1999 and as Chief Executive Officer since August 2006. Mr. Yitzhaki also served as the Company’s Chief Financial Officer between March 2005 and August 2006. Mr. Yitzhaki has also served as a member of the board of directors of various subsidiaries of the Company, including Elscint Ltd. since May 1999 and Plaza Centers since October 2006. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980‘s, as Vice President of Control Centers. Mr. Yitzhaki holds a B.A. degree in accounting from Bar Ilan University and is a certified public accountant.

        DAVID RUBNER. Mr. Rubner has served as a member of the Board of Directors since July 2003. Mr. Rubner serves as Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as General Partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner served as President and Chief Executive Officer of ECI Telecom Ltd. Prior thereto, Mr. Rubner held the positions of Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd. and Messaging International Ltd., as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar-Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was recipient of the Industry Prize in 1995.

        MOSHE LION. Mr. Lion has served as a member of the Board of Directors since April 2006. Mr. Lion is a senior partner of Lion, Orlitzky and Co., an accounting firm in Israel. From April 2003 to April 2006 Mr. Lion was the Chairman of Israel Railways. From October 2000 to December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion was Director General of the Israeli Prime Minister’s Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, he served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a director of Massad Bank from January 2000 and up to November 2006 and as a director of Bank Tefachot from November 1999 up to May 2004. Mr. Lion serves as a director of the Israel Council for Higher Education and the Wingate Institute for Physical Education. Mr. Lion holds a B.A. degree in accounting and economics and an LL.M. degree from Bar Ilan University.

        SHMUEL PERETZ. Mr. Peretz was appointed as a member of the Board of Directors on April 11, 2006.  Since 1997, Mr. Peretz has served as the president of the Israel Aircraft Industries European division.  From March 2003 to December 2005, Mr. Peretz served as a director of Elscint. Between 1991 and 1996, Mr. Peretz served as vice president of finance and CFO of the Israel Aircraft Industries. Between 1980 and 2002, Mr. Peretz served as a director of Elta Ltd., Magal Ltd., Medisel Technologies Inc., SpaceCom Ltd., and Belgium Advanced Technologies (a Belgium company). Mr. Peretz holds a B.A. degree in economics and political science from the Hebrew University in Jerusalem, as well as an M.B.A. degree from the New York Institute of Technology.

Required Approval

        The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

        It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Mordechay Zisser be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Abraham (Rami) Goren be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Shimon Yitzhaki be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. David Rubner be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Moshe Lion be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Shmuel Peretz be and hereby is re-elected to the Board of Directors."

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Proposal No. 2

ELECTION OF MS. ELINA FRENKEL RONEN
AS AN EXTERNAL DIRECTOR OF THE COMPANY

        Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) to have at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates,” as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation. The external directors are required to be elected by the shareholders. The term of an external director is three years and, subject to limited exceptions, may be extended for one additional term of three years. Other directors are elected annually. All of the external directors of a company must be members of its audit committee and each other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director.

        The final three-year term of Mr. Yosef Apter, one of the Company’s existing external directors, will expire on December 24, 2008. The current three-year term of Mr. Zvi Tropp, another of the Company’s existing external director, expires on September 1, 2010. The Company proposes to elect Ms. Frenkel Ronen as an external director of the Company for a three-year term commencing at the conclusion of the Meeting. If Ms. Frenkel Ronen is elected at the Meeting, she will immediately become a member of the audit committee of the Board of Directors (the “Audit Committee”).

        ELINA FRENKEL RONEN. Ms. Frenkel Ronen has served as the Chief Financial Officer of Orek Paper Ltd. since 2008. She has also headed her family’s real estate business since 2005.  Ms. Frenkel Ronen also serves as the Chair of the CEOs, CFOs and Controllers Committee of the Institute of CPAs in Israel, as Vice President of the Tel-Aviv region of the Institute of CPAs in Israel and as an external director of Tao Tsuot Ltd., a Tel Aviv Stock Exchange (“TASE”) listed company. From 2004 to 2007, Ms. Frenkel Ronen served as the Public Representative for the Public Utility Authority – Electricity. From 2002 to 2007, she served as Chief Financial Officer of I.G.B. Group and from 1999 to 2002, she served as Chief Financial Officer of Sherutey Hashomrim Group. From 1993 to 1999, Ms. Frenkel Ronen also served as the Chief Controller and Financial Reports Supervisor of Tnuva Industry Group of Companies, including its 96 subsidiaries. Ms. Frenkel Ronen holds a B.A. degree in accounting and economics and an Executive M.B.A. degree from Tel-Aviv University and is a certified public accountant in Israel.

        Ms. Frenkel Ronen has certified to the Company that she complies with all qualifications of an external director under the Companies Law and all the qualifications of an independent director under the NASDAQ Marketplace Rules. In addition, the Board of Directors has designated her as an “audit committee financial expert”, as defined in the SEC rules.

Required Approval

        The election of an external director requires the affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the Shares voted on the matter by non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of Shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding Shares.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the election of Ms. Elina Frenkel Ronen as an external director of the Company for a three-year term commencing immediately, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

AMENDMENT OF ARTICLES OF ASSOCIATION OF THE COMPANY
TO AUTHORIZE APPROVAL OF DIRECTOR COMPENSATION
IN ACCORDANCE WITH APPLICABLE LAW

        Article 21(c) of the Company’s Amended and Restated Articles of Association requires shareholder approval of all director compensation. Our Board of Directors recommends that the Amended and Restated Articles of Association be amended to provide that remuneration of the directors be determined in accordance with applicable law, as in effect from time to time.

Reason for the Proposal

        When the Company’s Articles of Association were adopted, they reflected the state of the law at that time, which required shareholder approval of all director compensation. However, the applicable law currently contains an exception to this general rule. Particularly, the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”) allows companies to pay compensation to external directors without obtaining shareholder approval if such compensation complies with certain conditions set forth therein. The proposed amendment is designed to give the Company the flexibility to take advantages of that exception if necessary and any other exceptions that may be available under applicable law from time to time.

Required Approval

        The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendment set forth above.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the first sentence of Article 21(c) of the Company's Amended and Restated Articles of Association be replaced with the following: `The remuneration of the Directors shall be determined in accordance with applicable law.'"

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF COMPENSATION OF DIRECTORS,
OTHER THAN MR. MORDECHAY ZISSER

        At the Meeting, the shareholders will be asked to approve compensation for each of our directors, other than Mr. Mordechay Zisser, as described below. The compensation of external directors is strictly governed by the Compensation Regulations. We propose to pay our external directors the same compensation, in the form of cash and stock options, that is paid to our other independent directors, as may be approved from time to time. Under the Companies Law, the compensation of directors requires the approval of the Audit Committee, Board of Directors and shareholders, in that order. Alternatively, the Compensation Regulations allows companies to pay compensation to external directors without obtaining shareholder approval if such compensation complies with certain conditions set forth therein.

Cash Compensation

        The cash component of the compensation of our independent directors consists of an annual fee in the amount of NIS 76,800 (approximately US$19,780) and a meeting attendance fee in the amount of NIS 2,860 (approximately US$737), payable in accordance with the Compensation Regulations. This is the median amount payable by the Company pursuant to the Compensation Regulations. Independent directors who may serve from time to time in the future will be entitled to the same cash compensation.

        The currency translations set forth above are based on the representative exchange rate published by the Bank of Israel on November 14, 2008. All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to the Compensation Regulations from time to time. In the event that any changes are made from time to time in the future to the compensation terms of the Company’s independent directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of the external directors.

Equity Compensation

        The equity component of the proposed director compensation consists of options exercisable into Shares under the Company’s 2006 Employees, Directors and Officers Incentive Plan. On August 5, 2008, the Company’s Board of Directors adopted an amendment to the plan increasing from 1,000,000 to 2,000,000 the maximum number of options issuable under the plan to employees, directors and officers of the Company and companies controlled directly or indirectly by the Company. The options are exercisable pursuant to a “cashless” exercise mechanism whereby, in lieu of paying the exercise price of the option in exchange for all the Shares subject to the option, the holder is issued such number of Shares whose market value equals the excess of (i) the market value of all the Shares subject to the option over (ii) the aggregate exercise price. In order to limit the potential dilution to shareholders that may be caused by the exercise of options under the plan, on October 6, 2008, the Audit Committee and Board of Directors amended the plan to limit the market price employed in such formula to a maximum price of NIS 200 per Share. For additional information regarding options issued under the plan, see Proposal No. 5 of the Company’s Proxy Statement, filed with the SEC on Form 6-K on April 21, 2006.

        At the Meeting, the shareholders will be asked to approve the grant of 20,000 options to each of the Company’s three independent directors, Mr. Moshe Lion, Mr. Shmuel Peretz and Mr. David Rubner, and to each of the Company’s two external directors, Mr. Zvi Tropp and Ms. Elina Frenkel Ronen (assuming the latter is elected at the Meeting), as well as the following grants to two of our executive directors: 65,000 options to Mr. Abraham (Rami) Goren and 125,000 options to Mr. Shimon Yitzhaki. (Messrs. Goren and Yitzhaki are not entitled to the cash component of the director compensation.) The exercise price of the options will be equal to NIS 32.00. The options will vest in equal annual installments over a period of three years and have a term of five years.

Reasons for the Proposal

        The Audit Committee and Board of Directors noted in their approval of the proposed director compensation that the proposed compensation is intended to compensate the directors for their services and their contributions to the Company’s development. In particular, the Audit Committee and Board of Directors noted that the purpose of the proposed option grant is to motivate the directors to seek to enhance long-term shareholder value by aligning their interests with those of the Company’s shareholders. The Audit Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by the Company’s directors. For example, in each of the past few years, the Company has held, an average of approximately 20 meetings of the Board of Directors and approximately 15 meetings of the Audit Committee. Finally, the proposed compensation of external directors is meant to provide the same compensation to the Company’s external directors as that paid to the Company’s other independent directors. In light of all of the above, the Audit Committee and Board of Directors stated that the proposed director compensation is in the best interests of the Company.

Required Approval

        The compensation of directors generally requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that, pursuant to the Compensation Regulations, any compensation of external directors in the form of equity also requires that either (i) at least one-third of the Shares of non-controlling shareholders that are voted on the matter are voted in favor or (ii) the total number of Shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Shares. If this Proposal No. 4 is approved by the simple majority vote but not by the special threshold set forth in the above proviso, then such approval shall apply only to the directors who are not external directors (other than Mr. Mordechay Zisser), and the Company will compensate its external directors in accordance with the Compensation Regulations.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation terms of the Company's directors (other than Mr. Mordechay Zisser), including the cash compensation payable to the Company's independent directors who may serve from time to time in the future, all as described in the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITORS

        At the Meeting, the shareholders will be asked to approve the re-appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors of the Company until next year’s Annual General Meeting of Shareholders. The reappointment has been recommended by the Company’s Audit Committee. The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002. Such auditors have served as the Company’s auditors since 1999, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

Required Approval

        The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

        It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the re-appointment of Brightman Almagor & Co., the Israeli member of Deloitte Touche Tohmatsu, as independent auditors of the Company until next year's Annual General Meeting of Shareholders be, and the same hereby is, approved and that the board of directors of the Company be, and the same hereby is, authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF LIABILITY INSURANCE COVERING DIRECTORS OF THE COMPANY

        The Companies Law and the Company’s Articles of Association authorize the Company, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors. Specifically, the purchase of insurance for directors is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order.

        The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

        The Company’s Audit Committee and Board of Directors believe that it is in the Company’s best interests to provide D&O liability insurance coverage for the benefit of our directors to enable the Company to attract and retain highly qualified directors.

        At the Meeting, the shareholders will be asked to approve D&O liability insurance coverage for the benefit of the Company’s directors and officers who may serve from time to time, as part of a policy which covers liabilities of the Company and its subsidiaries and their respective directors and officers, up to a maximum of US$40 million per occurrence and in the aggregate. The first layer of such policy in the amount of US$10 million may also cover the liability of directors and officers of Europe-Israel (the parent company of the Company) and its subsidiaries, in which case the Company will bear 90% of the premium and Europe-Israel shall bear 10% of the premium. The aggregate annual premium to be paid with respect to such policy shall not exceed US$237,000. The coverage of such policy also includes wrongful acts performed by previous directors and officers of the Company for a one-year period following their departure from the Company all in accordance with the terms and conditions of the policy.

        At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of such policy, and the purchase of any other D&O insurance policy upon the expiration of such policy, provided that the coverage will not exceed the amounts described above and that the annual premium will not exceed an amount representing an increase of 20% in any year, as compared to the previous year. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations.

        The abovementioned insurance policy also shall apply to current directors, and any future directors who may serve from time to time, who is or may be considered a controlling shareholder under the Companies Law, all in accordance with the terms and conditions of the policy.

Required Approval

        The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter. Since Mr. Mordechay Zisser is an indirect controlling shareholder of the Company, pursuant to regulations under the Companies Law, if holders of 1% or more of the outstanding Shares, within 14 days of notice by the Company, request a special vote with the respect to the insurance coverage of Mr. Zisser, which coverage is identical to that of the other directors, then such coverage of Mr. Zisser would require either that (i) at least one-third of the Shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of Shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding Shares. For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 7 below, under the caption “Required Approval”.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the liability insurance coverage described in the Proxy Statement for the benefit of all directors of the Company who may serve from time to time, whether or not they are considered controlling shareholders of the Company, and any renewals, extensions or substitutions pursuant to the limitations set forth in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

AMENDMENT OF THE TERMS OF OPTIONS TO PURCHASE 350,000 SHARES
HELD BY MR. MORDECHAY ZISSER

        On May 31, 2006, the Company’s shareholders approved the grant to Mr. Mordechay Zisser of non-marketable options to purchase 350,000 Shares. The term of the options is scheduled to expire in June 2009, and they were granted at an exercise price of NIS 137.44, which is equal to 125% of the average closing price of the Shares on the TASE during the 30–trading day period preceding the date of grant. As of the date hereof, the options are fully vested, but Mr. Zisser has not exercised any of the options.

        Since the options are currently “out of the money” and are scheduled to expire soon, it is proposed that the term of the Options be extended by an additional two-year period ending on June 7, 2011. It is further proposed that the Company re-price the options by setting the exercise price at 125% of the average closing price in NIS of the Shares on the TASE during the 30–trading day period preceding the date of the Meeting. The remaining terms of the options shall remain unchanged. For additional information regarding the terms of the options granted to Mr. Zisser, see Proposal No. 8 of the Company’s Proxy Statement, filed with the SEC on Form 6-K on April 21, 2006.

Reasons for the Proposal

        The Audit Committee and Board of Directors noted in their approval of the proposed amendments of the option terms that the recent decline in the Company’s share price is tied to the global stock market decline. The Audit Committee and Board of Directors also noted that, as opposed to the policies of most companies, the exercise price of Mr. Zisser’s options are not equal to the current market price of the underlying shares but to a 25% premium above the market price. Accordingly, the proposed amendments of the option terms are in the best interests of the Company.

Required Approval

        Approval of this matter requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter. In addition, since Mr. Zisser is an indirect controlling shareholder of the Company, this matter will be approved only if either (i) at least one-third of the Shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of Shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding Shares.

        The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the Shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Shares. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company’s Corporate Secretary at +972-3-608-6063 for instructions on how to vote your Shares and indicate that you have a personal interest or, if you hold your Shares in “street name”, you may also contact the representative managing your account, who could then contact the Company on your behalf.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the amendments of the terms of the options held by Mr. Mordechay Zisser, as described in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

APPROVAL OF AN OPTION GRANT BY INSIGHTEC LTD. TO MR. MORDECHAY ZISSER

        Following the approval of the board of directors of InSightec and the approval of the Audit Committee and Board of Directors of the Company, at the Meeting the shareholders will be asked to approve a grant by InSightec Ltd., a privately held subsidiary of the Company, of options to purchase 250,000 ordinary shares of InSightec to Mr. Mordechay Zisser in consideration for his services as a director of InSightec. Mr. Zisser is also the Executive Chairman of the Board of Directors of the Company and the indirect controlling shareholder of the Company. As of the date hereof, approximately 71.7% of InSightec’s issued share capital is held by the Company (approximately 53.56% on a fully-diluted basis) and, after giving effect to the exercise of the options proposed to be granted to Mr. Zisser, the ordinary shares underlying such options will constitute approximately 2.11% of the issued share capital of InSightec (approximately 1.11% on a fully-diluted basis).

        Terms of the Options

        The options would be issued under InSightec’s 2003 Service Providers Option Plan and would have an exercise price of US$5.50 per share. The options would be fully vested upon grant and would have a term of seven years. The options may be exercised only in consideration for the full payment of the exercise price for the options exercised.

        Under the option plan, prior to the registration of InSightec’s ordinary shares for trade on a stock exchange in Israel or abroad, and so long as InSightec’s shares remain registered for trade on such exchange, the sale of shares issued upon the exercise of options is subject to right of first refusal of the other participants under InSightec’s plans and shareholders of InSightec who hold at least 1% of InSightec’s share capital on a fully diluted basis. Without derogating from the above, Mr. Zisser will not be entitled to sell or otherwise transfer such shares to a competing entity, as defined in the option plan.

        Adjustments under the Option Plan

        In the event InSightec distributes bonus shares and the record date for such distribution occurs prior to the date of the actual exercise of the options, in addition to the shares to which Mr. Zisser would be entitled upon the exercise of the options, Mr. Zisser would also be entitled to such number of shares of the class to which Mr. Zisser would have been entitled as bonus shares had he exercised the options prior to the record for the distribution of such bonus shares. The exercise price for each option will not change as a result of the addition of such shares.

        In the event InSightec’s shareholders are issued rights for the purchase of any securities by InSightec, the number of shares subject to the option will not be increased and InSightec must offer the rights or cause such rights to be offered on the same terms, mutatis mutandis, to Mr. Zisser as holder of options that have not yet been exercised as if Mr. Zisser has exercised his options prior to the date determining the right to participate in the issuance of the aforesaid rights.

        In the event of a split or consolidation of shares, or any other capital event of a materially similar nature, InSightec shall make the changes or the adjustments necessary in order to prevent the dilution or increase of the rights of Mr. Zisser within the framework of the option plan with respect to the number and class of the shares (for the options that have been exercised and the options that have not yet been exercised) and/or the exercise price of each option.

        Termination of Service

        In the event that the service of Mr. Zisser in InSightec and/or with any “affiliate” of InSightec is terminated by Mr. Zisser voluntarily for any reason other than disability, the options granted to Mr. Zisser may be exercised until the end of their original term. “Affiliate” is defined in the option plan as a company that is the controlling shareholder of InSightec, a company in which InSightec is the controlling shareholder, or a company that the same person is the controlling shareholder of both such company and InSightec. “Controlling Shareholder” has the meaning given to such term pursuant to section 32(9) of the Israeli Tax Ordinance [New Version], 1961.

        In the event that Mr. Zisser’s service in InSightec and/or with any “affiliate” of InSightec is terminated for “cause”, all the unexercised options granted to Mr. Zisser will immediately expire. For this purpose, the term “cause” means any of the following: (a) willful and continued failure by Mr. Zisser to perform his duties and obligations to InSightec or its affiliate, including the fiduciary duties as set forth in the Companies Law; or (b) willful misconduct on the part of Mr. Zisser which is injurious to InSightec or to its affiliate.

        In the event that the service of Mr. Zisser in InSightec and/or its affiliate is terminated by InSightec without cause or as a result of disability or death of Mr. Zisser, options granted to Mr. Zisser will remain exercisable for the balance of their original term.

        Taxation

        Any tax implications pursuant to any applicable law in connection with the grant of options, their exercise or the sale of the underlying shares will be borne by Mr. Zisser. Mr. Zisser will indemnify InSightec for any liability regarding any tax, fine, interest or linkage applicable to InSightec with respect to the actions above.

Reasons for the Proposal

        The Audit Committee and the Board of Directors noted in their approval of the grant by InSightec of options to Mr. Zisser that the grant is intended to compensate Mr. Zisser for his significant contributions to InSightec’s development in his capacity as a director of InSightec and to encourage him to continue to contribute to InSightec’s success and, indirectly, to the Company’s success. In particular, Mr. Zisser has led the InSightec’s entrance into the image guided treatment business and its expansion into various markets around the world and continues to play a vital role in the InSightec’s operations. The Audit Committee and Board of Directors further noted that the terms of the options are reasonable taking into consideration, among other things, the significant role played by Mr. Zisser in InSightec’s development and the importance of InSightec to the Company. In light of all of the above, the Audit Committee and Board of Directors concluded that the grant is in the best interests of the Company.

Required Approval

        Approval of this matter requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter. In addition, since Mr. Zisser is an indirect controlling shareholder of the Company, this matter will be approved only if either (i) at least one-third of the Shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of Shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding Shares. For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 7 above, under the caption “Required Approval”.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant by InSightec Ltd. of options to purchase 250,000 ordinary shares of InSightec Ltd. to Mr. Mordechay Zisser, as described in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 9

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

        The Company’s audited financial statements for the year ended December 31, 2007 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on June 30, 2008. The Annual Report is also available on the Company’s website at www.elbitimaging.com. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at the Company at least 24 hours before the Meeting.

By Order of the Board of Directors, MR. MORDECHAY ZISSER Executive Chairman of the Board of Directors MR. SHIMON YITZHAKI President and Chief Executive Officer

November 20, 2008